UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2022
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2022 and 2021, and for the year ended January 31, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended January 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended January 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
June 30, 2022

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2022	2021
Assets
Investments, at fair value	$37,364,460,426	$33,999,069,759
Notes receivable from participants	1,076,193,952	1,034,322,692
Accrued investment income	4,167,425	3,975,064
Total assets	38,444,821,803	35,037,367,515

Liabilities
Due to broker	20,709,816	6,717,401
Accrued expenses	4,156,894	6,095,786
Total liabilities	24,866,710	12,813,187

Net assets available for benefits	$38,419,955,093	$35,024,554,328
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2022
Additions
Investment income:
Net appreciation in fair value of investments	$3,303,676,164
Interest and dividends	164,173,328
Net investment income	3,467,849,492

Interest income on notes receivable from participants	51,204,330

Contributions:
Company	1,435,667,454
Participant	1,988,502,534
Rollovers	91,939,884
Total contributions	3,516,109,872

Other, net	9,942,490

Total additions	7,045,106,184

Deductions
Benefits paid to participants	3,615,925,456
Administrative expenses	27,151,050
Fees on notes receivable from participants	6,628,913
Total deductions	3,649,705,419

Net increase	3,395,400,765

Net assets available for benefits:
Beginning of year	35,024,554,328

End of year	$38,419,955,093

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2022
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can participate in the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages as either pretax or Roth deferrals, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2022. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested profit sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions. A participant's profit sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (a) $50,000 or (b) 50% of their vested account balance ($100,000 or 100% of their vested account balance under the Coronavirus Aid, Relief and Economic Security Act (CARES Act)). The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans; however, loan terms may have been extended for one year related to suspension of loan repayments under the CARES Act. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' vested balances in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, after-tax contributions and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2022, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the participant are invested by the Trustee as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when incurred. No allowances for credit losses have been recorded as of January 31, 2022 and 2021. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. As of January 31, 2022 and 2021, there were benefits in the amount of $32,268,390 and $26,900,983, respectively, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net appreciation of fair value of investments and direct expenses are included in administrative expenses.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2022 and 2021. During the year ended January 31, 2022, there were no transfers of financial instruments into or out of Level 3. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks and exchange traded funds - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2022
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,498,671,570	$—	$3,498,671,570
Common stocks	916,317,732	—	916,317,732
Cash equivalent	15,665,684	—	15,665,684
Mutual fund	661,780,466	—	661,780,466
Government securities	—	771,950,355	771,950,355
Corporate bonds	—	309,035,090	309,035,090
Asset-backed securities	—	148,742,908	148,742,908
Mortgage-backed securities	—	61,518,956	61,518,956
Total assets in the fair value hierarchy	$5,092,435,452	$1,291,247,309	$6,383,682,761
Investments measured at NAV*			30,980,777,665
Total investments at fair value			$37,364,460,426

	Fair Value Measurements as of January 31, 2021
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,866,671,288	$—	$3,866,671,288
Common stocks	794,010,191	—	794,010,191
Cash equivalent	16,662,258	—	16,662,258
Exchange traded funds	395,474,861	—	395,474,861
Mutual funds	558,732,215
Government securities	—	607,306,316	607,306,316
Corporate bonds	—	313,676,068	313,676,068
Asset-backed securities	—	145,907,798	145,907,798
Mortgage-backed securities	—	42,363,038	42,363,038
Total assets in the fair value hierarchy	$5,631,550,813	$1,109,253,220	$6,740,804,033
Investments measured at NAV*			27,258,265,726
Total investments at fair value			$33,999,069,759
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.
Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2022 and 2021.

Investments	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
	2022	2021
Collective investment trusts/collective trust funds	$30,980,777,665	$27,258,265,726	N/A	Daily	N/A

Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Bank of America, N.A., Merrill Lynch & Company and Northern Trust Company that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company.  While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.

Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2022	2021
Net assets available for benefits per the financial statements	$38,419,955,093	$35,024,554,328
Less: Benefits payable per the Form 5500	(32,268,390)	(26,900,983)
Net assets available for benefits per the Form 5500	$38,387,686,703	$34,997,653,345
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2022:

Net increase in net assets available for benefits per the financial statements	$3,395,400,765
Less: Benefits payable per the Form 5500 at January 31, 2022	(32,268,390)
Add: Benefits payable per the Form 5500 at January 31, 2021	26,900,983
Net income per the Form 5500	$3,390,033,358
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$3,498,671,570

	Other Common Stocks
	1 800 Flowers Inc.	Common Stock	**	1,382,155
	Abcam PLC ADR	Common Stock	**	4,532,412
	Acadia Healthcare Company Inc.	Common Stock	**	1,456,720
	Advanced Energy Industries, Inc.	Common Stock	**	4,002,630
	Aerie Pharmaceuticals Inc.	Common Stock	**	1,789,282
	Air Transport Services Group Inc.	Common Stock	**	4,024,117
	Akebia Therapeutics Inc.	Common Stock	**	524,393
	Alamo Group Inc.	Common Stock	**	4,582,555
	Alarm.com Holdings Inc.	Common Stock	**	4,032,820
	Albireo Pharma Inc.	Common Stock	**	2,422,305
	Alcoa Corporation	Common Stock	**	1,227,261
	American Equity Investment Life Holding Co.	Common Stock	**	3,845,849
	Ameris Bankcorp	Common Stock	**	3,478,130
	Antero Resources Corp.	Common Stock	**	2,720,041
	Argo Group International Holdings	Common Stock	**	2,681,719
	Arlo Technologies Inc.	Common Stock	**	1,753,651
	Artisan Partners Asset Mgmt Inc.	Common Stock	**	2,502,723
	ASGN Incorporated	Common Stock	**	8,444,094
	Aspen Technology Inc.	Common Stock	**	1,382,823
	Atrion Corp.	Common Stock	**	4,710,090
	Avantor Inc.	Common Stock	**	3,298,292
	Avaya Holdings Corp.	Common Stock	**	2,042,262
	Avnet Inc.	Common Stock	**	3,851,151
	Axos Financial Inc.	Common Stock	**	1,249,339
	Azenta Inc.	Common Stock	**	5,033,074
	Bally's Corporation	Common Stock	**	5,758,071
	Banner Corp.	Common Stock	**	5,067,244
	Beacon Roofing Supply Inc.	Common Stock	**	4,554,210
	Bio-Techne Corp.	Common Stock	**	4,973,882
	Black Hills Corp.	Common Stock	**	3,468,559
	Black Knight Inc.	Common Stock	**	4,389,837
	Blackline Inc.	Common Stock	**	5,446,972
	Brandywine Realty Trust	Common Stock	**	2,212,730
	Brigham Minerals Inc.	Common Stock	**	3,252,341
	Bright Horizons Family Solutions Inc.	Common Stock	**	4,654,477
	Brown & Brown Inc.	Common Stock	**	3,899,915
	Brunswick Corp.	Common Stock	**	1,563,041
	Cable One Inc.	Common Stock	**	6,688,681
	Cabot Corp.	Common Stock	**	3,113,094
	CACI International Inc.	Common Stock	**	6,018,227

Cadence Bank	Common Stock	**	5,235,157
Cambium Networks Corporation	Common Stock	**	2,408,957
Capri Holdings Ltd.	Common Stock	**	5,448,049
Castle Biosciences Inc.	Common Stock	**	2,024,965
Cathay General Bancorp	Common Stock	**	4,003,118
Centerspace	Common Stock	**	2,664,536
Century Casinos Inc.	Common Stock	**	2,522,912
Ceva Inc.	Common Stock	**	2,353,207
Chemours Co.	Common Stock	**	7,156,784
CMC Materials, Inc.	Common Stock	**	1,669,522
CNX Resources Corporation	Common Stock	**	4,751,132
Coda Octopus Group Inc.	Common Stock	**	813,671
Cogent Communications Holdings Inc.	Common Stock	**	4,127,844
Collegium Pharmaceutical Inc.	Common Stock	**	2,176,968
Commercial Metals Company	Common Stock	**	3,176,934
Computer Programs & Systems Inc.	Common Stock	**	1,225,775
Comstock Resources Inc.	Common Stock	**	1,576,695
ConnectOne Bancorp Inc.	Common Stock	**	3,866,104
Core & Main Inc.	Common Stock	**	4,211,756
Coty Inc.	Common Stock	**	4,767,753
Coupa Software Inc.	Common Stock	**	896,387
CryoPort Inc.	Common Stock	**	1,371,601
CSW Industrials Inc.	Common Stock	**	4,013,760
Dana Inc.	Common Stock	**	3,693,377
Deluxe Corp.	Common Stock	**	3,099,758
Dennys Corp.	Common Stock	**	613,847
Descartes Sys Group Inc.	Common Stock	**	3,241,904
Dine Brands Global Inc.	Common Stock	**	2,505,701
Donnelley Financial Solutions Inc.	Common Stock	**	5,222,710
Douglas Dynamics Inc.	Common Stock	**	5,873,257
Ecovyst Inc.	Common Stock	**	2,926,066
Element Solution Inc.	Common Stock	**	11,088,502
EMCOR Group Inc.	Common Stock	**	2,675,430
Emergent Biosolutions Inc.	Common Stock	**	2,078,575
Endava PLC ADR	Common Stock	**	4,760,937
Envestnet Inc.	Common Stock	**	2,231,140
Establishment Labs Holdings Inc.	Common Stock	**	926,052
Everi Holdings Inc.	Common Stock	**	3,736,233
Evertec Inc.	Common Stock	**	4,026,488
EVO Payments Inc.	Common Stock	**	4,711,577
ExlService Holdings Inc.	Common Stock	**	8,723,840
Exponent Inc.	Common Stock	**	5,225,040
Fabrinet	Common Stock	**	3,528,895
Federal Agricultural Mortgage Corp	Common Stock	**	5,636,660
Federal Signal Corp.	Common Stock	**	6,352,651
Federated Hermes Inc.	Common Stock	**	1,999,778
First American Financial Corp.	Common Stock	**	5,695,917
First Interstate BancSystem, Inc.	Common Stock	**	3,448,142
Floor & Decor Holdings Inc.	Common Stock	**	5,280,639
FMC Corp.	Common Stock	**	7,121,072
Franklin Covey Co.	Common Stock	**	4,072,002
FTI Consulting Inc.	Common Stock	**	6,234,107
GATX Corp.	Common Stock	**	7,083,799
Genesco Inc.	Common Stock	**	2,791,536

Gibraltar Industries Inc.	Common Stock	**	4,334,187
Global Blood Therapeutics Inc.	Common Stock	**	940,799
Global Medical REIT Inc.	Common Stock	**	4,202,034
Group 1 Automotive Inc.	Common Stock	**	1,865,872
Guidewire Software Inc.	Common Stock	**	5,299,949
Hamilton Lane Inc.	Common Stock	**	7,132,500
HealthEquity Inc.	Common Stock	**	4,381,599
Heartland Financial USA Inc.	Common Stock	**	4,034,458
Heico Corp.	Common Stock	**	7,193,797
Hologic Inc.	Common Stock	**	4,331,701
Hostess Brands Inc.	Common Stock	**	3,256,545
Huron Consulting Group Inc.	Common Stock	**	443,671
IAA Spinco Inc.	Common Stock	**	5,584,353
Ichor Holdings Limited	Common Stock	**	3,460,199
II-VI Inc.	Common Stock	**	6,193,546
Inotiv Inc.	Common Stock	**	579,019
Insight Enterprises Inc.	Common Stock	**	10,848,905
Installed Building Products Inc.	Common Stock	**	4,739,596
International Game Technology PLC	Common Stock	**	6,119,809
Investors Bancorp Inc.	Common Stock	**	3,623,007
Iovance Biotherapeutics Inc.	Common Stock	**	146,703
IRadimed Corporation	Common Stock	**	538,605
Ituran Location & Control	Common Stock	**	2,962,436
James River Group Holdings	Common Stock	**	2,862,671
John Bean Technologies Corp.	Common Stock	**	5,173,065
Karyopharm Therapeutics Inc.	Common Stock	**	1,756,896
Kennametal Inc.	Common Stock	**	3,365,735
Kennedy-Wilson Holdings Inc.	Common Stock	**	1,838,261
Kiniksa Pharmaceuticals, Ltd.	Common Stock	**	1,624,038
Kinsale Cap Group Inc.	Common Stock	**	6,021,820
Korn Ferry	Common Stock	**	3,907,193
Ladder Capital Corp.	Common Stock	**	3,354,573
Landstar System Inc.	Common Stock	**	5,296,000
La-Z-Boy, Inc.	Common Stock	**	3,382,606
Lemaitre Vascular Inc.	Common Stock	**	6,635,393
Lexington Realty Trust	Common Stock	**	4,618,253
Ligand Pharmaceuticals Inc.	Common Stock	**	4,192,304
LPL Financial Holdings, Inc.	Common Stock	**	3,909,079
M/I Homes Inc.	Common Stock	**	2,399,811
Magnolia Oil & Gas Corp.	Common Stock	**	4,643,680
Maravai Lifesciences Holdings Inc.	Common Stock	**	919,511
Marriott Vacations Worldwide Corp.	Common Stock	**	2,956,453
Masonite International Corp.	Common Stock	**	4,555,414
Matador Resources Company	Common Stock	**	5,116,719
Medifast Inc.	Common Stock	**	3,437,683
Medpace Holdings Inc.	Common Stock	**	6,102,672
Mesa Labs Inc.	Common Stock	**	4,667,561
MillerKnoll Inc.	Common Stock	**	2,546,255
Minerals Technologies Inc.	Common Stock	**	3,375,353

MiX Telematics Ltd.	Common Stock	**	493,365
MKS Instruments Inc.	Common Stock	**	6,641,134
Moelis & Company	Common Stock	**	2,993,192
Molina Healthcare Inc.	Common Stock	**	8,887,236
Momentive Global Inc.	Common Stock	**	3,732,490
Natus Medical Inc.	Common Stock	**	2,861,107
Nomad Foods Limited	Common Stock	**	5,459,022
Novanta Inc.	Common Stock	**	6,087,724
NuVasive Inc.	Common Stock	**	1,698,387
NVent Electric PLC	Common Stock	**	2,537,073
Ocuphire Pharma Inc.	Common Stock	**	223,647
Old National Bancorp	Common Stock	**	4,821,981
ONE Gas Inc.	Common Stock	**	3,061,700
OneMain Holdings Inc.	Common Stock	**	1,709,068
Optimizerx Corp.	Common Stock	**	918,863
Optinose Inc.	Common Stock	**	410,750
Option Care Health Inc.	Common Stock	**	3,569,838
Orthopediatrics Corp.	Common Stock	**	3,748,064
Otter Tail Corp.	Common Stock	**	3,298,639
Overstock Inc.	Common Stock	**	1,346,826
Ovintiv Inc.	Common Stock	**	4,812,946
Pacira BioSciences Inc.	Common Stock	**	959,188
PacWest Bancorp	Common Stock	**	4,776,022
Park City Group, Inc.	Common Stock	**	4,305,382
Parsons Corporation	Common Stock	**	1,239,802
PDC Energy Inc.	Common Stock	**	2,898,303
Performance Food Group Company	Common Stock	**	5,968,197
PGT Innovations Inc.	Common Stock	**	2,434,138
Pinnacle Financial Partners Inc.	Common Stock	**	4,289,862
Piper Sandler Companies, Inc.	Common Stock	**	4,139,419
Points Inc.	Common Stock	**	3,499,653
Preferred Bank	Common Stock	**	4,370,111
Procore Technologies Inc.	Common Stock	**	3,235,979
PROG Holdings Inc.	Common Stock	**	2,603,017
Progyny Inc.	Common Stock	**	2,794,257
PROS Holdings Inc.	Common Stock	**	3,864,021
Provention Bio, Inc.	Common Stock	**	607,690
Puma Biotechnology Inc.	Common Stock	**	296,605
Quanex Building Products Corp.	Common Stock	**	1,990,996
Quinstreet Inc.	Common Stock	**	651,870
Radian Group Inc.	Common Stock	**	3,532,560
Radware Ltd.	Common Stock	**	5,410,226
Rambus Inc.	Common Stock	**	327,998
Repligen Corp.	Common Stock	**	4,130,034
Resideo Technologies Inc.	Common Stock	**	3,755,756
Revance Therapeutics Inc.	Common Stock	**	2,113,432
Rhythm Pharmaceuticals Inc.	Common Stock	**	520,782
Ritchie Bros. Auctioneers Inc.	Common Stock	**	5,411,724
RLJ Lodging Trust	Common Stock	**	2,830,898

RPT Realty	Common Stock	**	2,825,820
Rush Enterprises Inc.	Common Stock	**	3,476,454
Saia, Inc.	Common Stock	**	3,432,681
Schneider National Inc.	Common Stock	**	3,127,808
Scholar Rock Holding Corporation	Common Stock	**	425,143
Selective Insurance Group Inc.	Common Stock	**	5,350,998
ShotSpotter, Inc.	Common Stock	**	694,454
Shutterstock Inc.	Common Stock	**	1,243,252
Silicon Motion Technology Corporation	Common Stock	**	3,307,572
Simpson Manufacturing Co, Inc.	Common Stock	**	5,384,482
Sinclair Broadcast Group Inc.	Common Stock	**	4,903,669
SiteOne Landscape Supply Inc.	Common Stock	**	5,681,345
Six Flags Entertainment Corp.	Common Stock	**	1,225,098
Sleep Number Corp.	Common Stock	**	1,490,060
Smith-Midland Corp.	Common Stock	**	483,306
SouthState Corp.	Common Stock	**	3,288,614
Southwest Gas Holdings Inc.	Common Stock	**	4,692,489
Southwestern Energy Co.	Common Stock	**	1,911,778
SP Plus Corp.	Common Stock	**	3,934,153
Spectrum Brands Holdings Inc.	Common Stock	**	3,257,365
Spire Inc.	Common Stock	**	8,607,306
Sprout Social Inc.	Common Stock	**	3,181,214
SPX Corporation	Common Stock	**	3,652,861
Stag Industrial Inc.	Common Stock	**	2,117,442
Stratasys Inc.	Common Stock	**	1,848,196
Strategic Education Inc.	Common Stock	**	1,011,118
Stride Inc.	Common Stock	**	6,352,194
Summit Hotel Properties Inc.	Common Stock	**	1,534,819
Summit Materials Inc.	Common Stock	**	2,185,731
Supernus Pharmaceuticals Inc.	Common Stock	**	4,044,342
Syneos Health Inc.	Common Stock	**	9,462,614
TechnipFMC PLC	Common Stock	**	2,266,892
Tegna Inc.	Common Stock	**	7,670,780
Thor Industries Inc.	Common Stock	**	2,866,172
Travere Therapeutics Inc.	Common Stock	**	1,408,468
Trean Insurance Group Inc.	Common Stock	**	1,615,089
Trex Company, Inc.	Common Stock	**	4,270,826
Tronox Holdings PLC	Common Stock	**	2,636,741
Trupanion, Inc.	Common Stock	**	4,275,868
TTM Technologies Inc.	Common Stock	**	2,343,803
Ultra Clean Holdings Inc.	Common Stock	**	6,034,770
UniFirst Corporation	Common Stock	**	2,509,188
United Bankshares Inc.	Common Stock	**	3,013,296
United Community Bank	Common Stock	**	3,245,086
United Therapeutics Corporation	Common Stock	**	3,142,308
Univar Solutions Inc.	Common Stock	**	5,940,373
Upland Software Inc.	Common Stock	**	325,340
UroGen Pharma Ltd.	Common Stock	**	429,170
Utah Medical Products Inc.	Common Stock	**	3,782,931

	Utz Brands Inc.	Common Stock	**	3,605,837
	Vanda Pharmaceuticals Inc.	Common Stock	**	1,813,242
	Veeco Instruments Inc.	Common Stock	**	2,930,297
	Verint Systems Inc.	Common Stock	**	2,031,179
	Vishay Intertechnology Inc.	Common Stock	**	2,200,189
	Watsco Inc.	Common Stock	**	3,365,290
	WD-40 Co.	Common Stock	**	3,129,421
	WESCO International Inc.	Common Stock	**	4,498,960
	Willdan Group Inc.	Common Stock	**	2,889,664
	WillScot Mobile Mini Holdings Corp.	Common Stock	**	6,091,117
	Wintrust Financial Corp.	Common Stock	**	4,221,227
	WNS Holdings Limited ADR	Common Stock	**	8,890,578
	Wolverine World Wide Inc.	Common Stock	**	1,599,334
	Workiva Inc.	Common Stock	**	5,065,932
	WSFS Financial Corp.	Common Stock	**	2,602,029
	Y-mAbs Therapeutics, Inc.	Common Stock	**	462,071
	Ziff Davis Inc.	Common Stock	**	1,606,788
	Zogenix Inc.	Common Stock	**	2,895,641
	Zynex Inc.	Common Stock	**	263,806
	Total Other Common Stocks			916,317,732

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 0.01%	**	15,665,684

	Mutual Fund
	PIMCO	All Asset Fund	**	661,780,466

	Government Securities
	Abu Dhabi Crude Oil Pipeline LLC	$1,521,000 par, 4.60%, due November 2, 2047	**	1,701,573
	California State Municipal Bond	$1,245,000 par, 7.30%, due October 1, 2039	**	1,887,170
	Republic of Colombia	$816,000 par, 3.00%, due January 30, 2030	**	710,989
	Federal Home Loan Mortgage Corp. (FHLMC), Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,469,300
	FHLMC, Freddie Mac	$1,149,029 par, 3.50%, due October 15, 2053	**	1,185,603
	FHLMC, Freddie Mac	$1,166,000 par, 3.24%, due April 25, 2027	**	1,245,793
	FHLMC, Freddie Mac	$1,222,030 par, 2.00%, due October 1, 2051	**	1,192,564
	FHLMC, Freddie Mac	$1,267,000 par, 3.19%, due July 25, 2027	**	1,354,214
	FHLMC, Freddie Mac	$1,288,803 par, 0.75%, due December 25, 2033	**	1,287,250
	FHLMC, Freddie Mac	$1,305,759 par, 2.00%, due August 1, 2051	**	1,274,749
	FHLMC, Freddie Mac	$1,347,407 par, 2.00%, due April 1, 2051	**	1,315,371
	FHLMC, Freddie Mac	$1,426,117 par, 3.00%, due November 1, 2042	**	1,486,585
	FHLMC, Freddie Mac	$1,492,950 par, 3.50%, due August 1, 2046	**	1,587,520
	FHLMC, Freddie Mac	$1,742,261 par, 3.50%, due March 1, 2048	**	1,832,266
	FHLMC, Freddie Mac	$1,746,233 par, 2.00%, due January 10, 2050	**	1,707,058
	FHLMC, Freddie Mac	$1,964,931 par, 2.00%, due August 1, 2051	**	1,917,552
	FHLMC, Freddie Mac	$105,482 par, 3.00%, due November 1, 2042	**	109,708
	FHLMC, Freddie Mac	$115,783 par, 3.00%, due November 1, 2042	**	120,487
	FHLMC, Freddie Mac	$117,385 par, 4.00%, due July 1, 2047	**	125,696
	FHLMC, Freddie Mac	$127,514 par, 4.00%, due June 1, 2048	**	137,373

FHLMC, Freddie Mac	$134,911 par, 4.00%, due April 1, 2047	**	144,581
FHLMC, Freddie Mac	$2,000,000 par, 0.85%, due October 25, 2041	**	1,998,438
FHLMC, Freddie Mac	$2,072,267 par, 3.00%, July 1, 2050	**	2,135,594
FHLMC, Freddie Mac	$2,444,000 par, 3.90%, due April 25, 2028	**	2,716,726
FHLMC, Freddie Mac	$223,896 par, 2.50%, due August 1, 2050	**	224,865
FHLMC, Freddie Mac	$230,042 par, 2.50%, due June 1, 2051	**	230,692
FHLMC, Freddie Mac	$275,719 par, 3.00%, due December 1, 2049	**	283,799
FHLMC, Freddie Mac	$3,344,229 par, 4.00%, due July 1, 2049	**	3,611,920
FHLMC, Freddie Mac	$3,368,258 par, 3.00%, June 1, 2050	**	3,479,124
FHLMC, Freddie Mac	$33,808 par, 4.00%, due January 1, 2048	**	36,203
FHLMC, Freddie Mac	$345,000 par, variable rate, due November 25, 2027	**	371,050
FHLMC, Freddie Mac	$360,000 par, variable rate, due October 25, 2028	**	404,778
FHLMC, Freddie Mac	$364,000 par, variable rate, due July 25, 2028	**	406,719
FHLMC, Freddie Mac	$396,510 par, 3.00%, due September 1, 2050	**	407,057
FHLMC, Freddie Mac	$418,157 par, 2.50%, due July 1, 2050	**	418,820
FHLMC, Freddie Mac	$42,977 par, 3.50%, due August 1, 2046	**	45,678
FHLMC, Freddie Mac	$5,079,300 par, 2.00%, due November 1, 2051	**	4,957,609
FHLMC, Freddie Mac	$52,591 par, 4.00%, due April 1, 2047	**	56,615
FHLMC, Freddie Mac	$533,206 par, 3.00%, due January 1, 2050	**	547,745
FHLMC, Freddie Mac	$566,890 par, 3.00%, November 1, 2049	**	582,374
FHLMC, Freddie Mac	$646,000 par, 3.24%, due August 25, 2027	**	691,168
FHLMC, Freddie Mac	$656,000 par, 1.64%, due February 25, 2030	**	635,452
FHLMC, Freddie Mac	$69,402 par, 4.00%, due April 1, 2047	**	74,712
FHLMC, Freddie Mac	$709,754 par, 4.00%, due May 1, 2047	**	762,553
FHLMC, Freddie Mac	$762,258 par, 3.50%, due August 1, 2044	**	806,591
FHLMC, Freddie Mac	$864,887 par, 3.00%, due August 1, 2048	**	891,377
FHLMC, Freddie Mac	$9,146,870 par, 2.50%, due October 1, 2050	**	9,186,428
FHLMC, Freddie Mac	$901,000 par, 3.51%, due March 1, 2029	**	990,235
FHLMC, Freddie Mac	$933,478 par, 3.00%, due January 1, 2050	**	959,073
FHLMC, Freddie Mac	$94,056 par, 0.70%, due January 25, 2034	**	94,032
FHLMC, Freddie Mac	$95,685 par, 3.50%, due October 1, 2047	**	101,105
FHLMC, Freddie Mac	$994,905 par, 4.00%, due September 1, 2047	**	1,069,155
Federal National Mortgage Association (FNMA), Fannie Mae	$1,008,799 par, 3.00%, due April 1, 2043	**	1,051,757
FNMA, Fannie Mae	$1,012,901 par, 2.50%, due August 1, 2050	**	1,015,573
FNMA, Fannie Mae	$1,036,128 par, 3.00%, due February 1, 2047	**	1,077,710
FNMA, Fannie Mae	$1,057,121 par, 4.50%, due March 1, 2049	**	1,144,845
FNMA, Fannie Mae	$1,060,000 par	**	1,083,167
FNMA, Fannie Mae	$1,070,519 par, 3.50%, due June 1, 2044	**	1,139,193
FNMA, Fannie Mae	$1,144,556 par, 3.50%, due June 1, 2044	**	1,216,989
FNMA, Fannie Mae	$1,159,715 par, 3.00%, due February 1, 2034	**	1,201,703
FNMA, Fannie Mae	$1,215,100 par, 3.50%, due February 1, 2047	**	1,286,027
FNMA, Fannie Mae	$1,369,448 par, 2.50%, due June 1, 2050	**	1,371,890
FNMA, Fannie Mae	$1,431,324 par, 2.50%, due August 1, 2035	**	1,472,001
FNMA, Fannie Mae	$1,437,811 par, 2.50%, due May 1, 2051	**	1,441,874
FNMA, Fannie Mae	$1,632,000 par, 2.63%, due September 6, 2024	**	1,686,518
FNMA, Fannie Mae	$1,780,998 par, 4.50%, due August 1, 2048	**	1,939,472
FNMA, Fannie Mae	$1,812,881 par, 3.00%, due December 1, 2049	**	1,860,782
FNMA, Fannie Mae	$10,625,000 par	**	10,606,738
FNMA, Fannie Mae	$100,496 par, 3.50%, due March 1, 2046	**	106,848
FNMA, Fannie Mae	$106,198 par, 4.00%, due January 1, 2042	**	115,080
FNMA, Fannie Mae	$107,786 par, 4.00%, due April 1, 2041	**	115,776

FNMA, Fannie Mae	$108,772 par, 3.00%, due April 1, 2043	**	113,258
FNMA, Fannie Mae	$110,188 par, 4.00%, due May 1, 2041	**	118,375
FNMA, Fannie Mae	$113,065 par, 4.00%, due March 1, 2047	**	120,948
FNMA, Fannie Mae	$12,925 par, 3.00%, due September 1, 2043	**	13,475
FNMA, Fannie Mae	$125,017 par, 3.00%, due November 1, 2050	**	128,745
FNMA, Fannie Mae	$129,449 par, 4.00%, due November 1, 2042	**	140,115
FNMA, Fannie Mae	$133,892 par, 3.00%, due May 1, 2043	**	139,516
FNMA, Fannie Mae	$140,838 par, 3.00%, due May 1, 2050	**	145,434
FNMA, Fannie Mae	$145,840 par, 3.00%, due April 1, 2043	**	151,612
FNMA, Fannie Mae	$147,651 par, 4.00%, due May 1, 2047	**	158,215
FNMA, Fannie Mae	$15,685,000 par, 2.00%, due February 15, 2034	**	15,758,217
FNMA, Fannie Mae	$152,494 par, 4.00%, due May 1, 2047	**	162,269
FNMA, Fannie Mae	$176,924 par, 3.00%, due December 1, 2049	**	182,114
FNMA, Fannie Mae	$178,845 par, 4.50%, April 1, 2049	**	194,428
FNMA, Fannie Mae	$18,470,000 par	**	17,965,600
FNMA, Fannie Mae	$187,104 par, 4.00%, due February 1, 2044	**	201,967
FNMA, Fannie Mae	$19,410,000 par	**	20,168,203
FNMA, Fannie Mae	$190,528 par, 4.00%, due February 1, 2048	**	204,340
FNMA, Fannie Mae	$2,059,501 par, 2.50%, due September 1, 2035	**	2,112,031
FNMA, Fannie Mae	$2,103,000 par, 1.63%, due January 7, 2025	**	2,115,046
FNMA, Fannie Mae	$2,128,000 par, 2.25%, due April 12, 2022	**	2,136,853
FNMA, Fannie Mae	$2,179,460 par, 3.00%, due September 1, 2050	**	2,235,652
FNMA, Fannie Mae	$2,228,753 par, 2.50%, due July 1, 2050	**	2,234,629
FNMA, Fannie Mae	$2,266,210 par, 3.00%, due April 1, 2032	**	2,346,090
FNMA, Fannie Mae	$2,519,649 par, 2.00%, due February 1, 2051	**	2,461,763
FNMA, Fannie Mae	$2,545,134 par, 3.50%, due May 1, 2049	**	2,682,885
FNMA, Fannie Mae	$2,712,614 par, 2.50%, due September 1, 2050	**	2,716,916
FNMA, Fannie Mae	$20,030,000 par	**	19,526,120
FNMA, Fannie Mae	$221,155 par, 3.00%, due July 1, 2043	**	232,149
FNMA, Fannie Mae	$223,501 par, 3.00%, due April 1, 2036	**	231,505
FNMA, Fannie Mae	$237,003 par, 3.50%, due August 1, 2043	**	252,019
FNMA, Fannie Mae	$264,135 par, 3.00%, due December 1, 2049	**	271,773
FNMA, Fannie Mae	$27,105,000 par	**	27,621,689
FNMA, Fannie Mae	$27,515,000 par	**	27,399,873
FNMA, Fannie Mae	$3,003,957 par, 3.50%, due June 1, 2041	**	3,192,737
FNMA, Fannie Mae	$3,102,721 par, 3.00%, due February 1, 2050	**	3,190,433
FNMA, Fannie Mae	$3,514,382 par, 2.50%, due December 1, 2034	**	3,608,617
FNMA, Fannie Mae	$3,633,190 par, due December 25, 2041	**	3,632,623
FNMA, Fannie Mae	$316,384 par, 3.00%, due February 1, 2047	**	329,489
FNMA, Fannie Mae	$325,939 par, 3.50%, due August 1, 2030	**	345,182
FNMA, Fannie Mae	$334,805 par, 2.50%, due October 1, 2034	**	344,377
FNMA, Fannie Mae	$371,122 par, 2.50%, due June 1, 2050	**	372,100
FNMA, Fannie Mae	$4,330,169 par, 2.00%, due October 1, 2051	**	4,226,315
FNMA, Fannie Mae	$400,134 par, 3.00%, due October 1, 2027	**	415,484
FNMA, Fannie Mae	$42,678 par, 4.50%, due January 1, 2030	**	45,524
FNMA, Fannie Mae	$421,724 par, 4.00%, due April 25, 2041	**	434,234
FNMA, Fannie Mae	$484,498 par, 4.00%, due June 1, 2044	**	523,508
FNMA, Fannie Mae	$487,574 par, 3.00%, due January 1, 2027	**	505,334
FNMA, Fannie Mae	$494,337 par, 4.00%, due May 1, 2047	**	528,575
FNMA, Fannie Mae	$5,255,000 par	**	5,606,870
FNMA, Fannie Mae	$5,363,673 par, 2.00%, due September 1, 2051	**	5,235,031

FNMA, Fannie Mae	$545,948 par, 2.50%, due November 1, 2050	**	547,287
FNMA, Fannie Mae	$562,544 par, 4.00%, due September 1, 2046	**	608,077
FNMA, Fannie Mae	$577,444 par, 2.50%, due March 1, 2051	**	577,790
FNMA, Fannie Mae	$583,056 par, 3.00%, due January 1, 2050	**	600,433
FNMA, Fannie Mae	$614,520 par, 4.00%, due October 1, 2048	**	661,838
FNMA, Fannie Mae	$616,434 par, 0.80%, due October 25, 2041	**	615,664
FNMA, Fannie Mae	$7,043 par, 3.50%, due June 1, 2031	**	7,449
FNMA, Fannie Mae	$7,660,000 par	**	8,092,670
FNMA, Fannie Mae	$709,678 par, 4.50%, due September 1, 2050	**	762,001
FNMA, Fannie Mae	$747,556 par, 2.50%, due July 1, 2051	**	748,003
FNMA, Fannie Mae	$766,647 par, 2.50%, due August 1, 2035	**	788,467
FNMA, Fannie Mae	$826,306 par, 4.00%, due August 1, 2044	**	895,540
FNMA, Fannie Mae	$883,984 par, 3.00%, due August 1, 2043	**	920,119
FNMA, Fannie Mae	$888,962 par, 2.50%, due June 1, 2050	**	891,305
FNMA, Fannie Mae	$897,746 par, 3.50%, due May 1, 2042	**	954,513
FNMA, Fannie Mae	$917,845 par, 2.50%, due July 1, 2050	**	920,264
FNMA, Fannie Mae	$92,082 par, 3.50%, due November 1, 2029	**	96,560
FNMA, Fannie Mae	$92,529 par, 3.50%, due June 1, 2047	**	97,392
FNMA, Fannie Mae	$950,835 par, 3.00% due March 1, 2050	**	976,176
FNMA, Fannie Mae	$985,957 par, 3.50%, due October 1, 2048	**	1,036,830
Government National Mortgage Association (GNMA), Ginnie Mae	$1,054,038 par, 3.50%, due April 20, 2048	**	1,101,008
GNMA, Ginnie Mae	$1,078,589 par, 3.50%, due March 20, 2047	**	1,127,804
GNMA, Ginnie Mae	$1,173,305 par, 4.00%, due July 20, 2047	**	1,242,388
GNMA, Ginnie Mae	$1,179,485 par, 3.50%, due February 20, 2047	**	1,234,966
GNMA, Ginnie Mae	$1,538,091 par, 3.50%, due May 20, 2046	**	1,613,282
GNMA, Ginnie Mae	$1,839,527 par, 4.00%, due August 20, 2045	**	1,976,686
GNMA, Ginnie Mae	$111,989 par, 3.50%, due August 20, 2047	**	117,175
GNMA, Ginnie Mae	$12,440,000 par	**	12,517,750
GNMA, Ginnie Mae	$122,118 par, 4.00%, due November 20, 2045	**	131,252
GNMA, Ginnie Mae	$124,578 par, 3.50%, due April 20, 2047	**	130,214
GNMA, Ginnie Mae	$144,477 par, 4.00%, due October 20, 2046	**	154,368
GNMA, Ginnie Mae	$15,380,000 par	**	15,742,872
GNMA, Ginnie Mae	$168,936 par, 4.00%, due January 20, 2048	**	178,813
GNMA, Ginnie Mae	$173,535 par, 4.00%, due June 20, 2045	**	186,398
GNMA, Ginnie Mae	$2,991,194 par, 3.50%, due February 20, 2046	**	3,146,333
GNMA, Ginnie Mae	$29,128 par, 4.00%, due February 20, 2046	**	31,198
GNMA, Ginnie Mae	$318,719 par, 4.00%, due October 20, 2045	**	336,281
GNMA, Ginnie Mae	$361,847 par, 3.50%, due December 20, 2047	**	378,053
GNMA, Ginnie Mae	$441,855 par, 4.00%, due September 20, 2047	**	467,425
GNMA, Ginnie Mae	$5,045,000 par	**	5,211,721
GNMA, Ginnie Mae	$559,761 par, 4.00%, due June 20, 2047	**	592,852
GNMA, Ginnie Mae	$60,972 par, 4.00%, due May 20, 2047	**	64,081
GNMA, Ginnie Mae	$612,224 par, 4.00%, due December 20, 2047	**	648,017
GNMA, Ginnie Mae	$677,213 par, 3.50%, due November 20, 2047	**	708,539
GNMA, Ginnie Mae	$872,945 par, 3.50%, due March 20, 2046	**	918,992
GNMA, Ginnie Mae	$94,996 par, 3.50%, due August 20, 2046	**	99,564
GNMA, Ginnie Mae	$942,412 par, 3.50%, due May 20, 2047	**	985,024
GNMA, Ginnie Mae	$99,366 par, 4.00%, due January 20, 2046	**	106,452
Idaho Energy Resources Authority Transmission Facilities	$1,035,000 par, 2.86%, due September 1, 2046	**	1,014,892
Illinois State Taxable Pension	$3,230,000 par, 5.10%, due June 1, 2033	**	3,594,760
Korea National Oil Corporation	$1,457,000 par, 2.63%, due April 18, 2032	**	1,428,836
Korea National Oil Corporation	$2,869,000 par, 1.75%, due April 18, 2025	**	2,842,892

New Jersey State Transportation Trust Fund Authority	$1,590,000 par, 5.75%, due December 15, 2028	**	1,834,817
New York State Dormitory Authority Personal Income Tax	$1,325,000 par, 2.20%, due March 15, 2034	**	1,265,438
Republic of Panama	$1,279,000 par, 4.50%, due January 19, 2063	**	1,293,402
Republic of Peru	$691,000 par, 3.00%, due January 15, 2034	**	663,360
Petroleos De Venezuela SA Bond	$8,600,000 par, 6.00%, October 28, 2022	**	226,180
State of Qatar	$507,000 par, 4.40%, due April 16, 2050	**	601,429
Qatar Petroleum	$1,582,000 par, 1.38%, due September 12, 2026	**	1,524,368
Republic of Chile	$639,000 par, 4.00%, due January 31, 2052	**	656,573
Republic of Chile	$677,000 par, 2.75%, due January 31, 2027	**	686,146
Saudi Arabia Kingdom Global	$444,000 par, 3.25%, due November 17, 2051	**	414,624
Temasek Financial	$403,000 par, 2.38%, due August 2, 2041	**	381,292
Tennessee Valley Authority	$1,924,000 par, 0.75%, due May 15, 2025	**	1,878,409
Toronto Dominion Bank	$4,993,000 par, 1.95%, due January 12, 2027	**	4,926,208
U.S. Treasury	$1,529,000 par, 3.00%, due February 15, 2049	**	1,804,758
U.S. Treasury	$1,869,000 par, 2.88%, due May 15, 2049	**	2,160,958
U.S. Treasury	$1,904,000 par, 1.38%, due August 15, 2050	**	1,597,873
U.S. Treasury	$15,686,000 par, 2.00%, due November 15, 2041	**	15,247,282
U.S. Treasury	$2,070,000 par, 4.75%, due February 15, 2037	**	2,845,118
U.S. Treasury	$2,627,000 par, 1.25%, due May 15, 2050	**	2,136,592
U.S. Treasury	$2,660,000 par, 5.00%, due May 15, 2037	**	3,750,392
U.S. Treasury	$2,985,000 par, 1.38%, due November 15, 2040	**	2,617,122
U.S. Treasury	$3,104,000 par, 1.13%, due August 15, 2040	**	2,609,058
U.S. Treasury	$3,244,000 par, 1.63%, due November 15, 2050	**	2,895,397
U.S. Treasury	$3,282,000 par, 3.00%, due May 15, 2047	**	3,820,966
U.S. Treasury	$3,335,000 par, 1.88%, due Feburary 15, 2051	**	3,158,610
U.S. Treasury	$3,554,000 par, 2.25%, due May 15, 2051	**	3,762,242
U.S. Treasury	$3,669,000 par, 2.00%, due February 15, 2050	**	3,576,272
U.S. Treasury	$3,674,000 par, 2.38%, due November 15, 2049	**	3,874,635
U.S. Treasury	$3,713,000 par, 4.38%, due November 15, 2039	**	4,998,336
U.S. Treasury	$3,793,000 par, 1.88%, due Feburary 15, 2041	**	3,615,648
U.S. Treasury	$4,369,000 par, 2.75%, due August 15, 2047	**	4,878,432
U.S. Treasury	$5,556,000 par, 2.25%, due August 15, 2049	**	5,702,279
U.S. Treasury	$5,723,000 par, 2.25%, due May 15, 2041	**	5,787,384
U.S. Treasury	$6,254,000 par, 1.75%, due August 15, 2041	**	5,824,038
U.S. Treasury	$688,000 par, 1.13%, due May 15, 2040	**	580,473
U.S. Treasury	$8,308,000 par, 3.13%, due May 15, 2048	**	9,968,302
U.S. Treasury	$8,480,000 par, 3.38%, due November 15, 2048	**	10,651,344
U.S. Treasury	$9,895,000 par, 2.00%, due August 15, 2051	**	9,652,263
U.S. Treasury	$1,669,000 par, 1.50%, due October 31, 2024	**	1,676,041
U.S. Treasury	$1,703,000 par, 0.25%, due May 31, 2025	**	1,636,809
U.S. Treasury	$10,307,000 par, 0.25%, due June 30, 2025	**	9,892,304
U.S. Treasury	$11,056,000 par, 0.88%, due June 30, 2026	**	10,722,593
U.S. Treasury	$11,441,000 par, 1.38%, due December 31, 2028	**	11,165,701
U.S. Treasury	$11,494,000 par, 0.38%, due November 30, 2025	**	11,003,260

U.S. Treasury	$12,195,000 par, 0.63%, due July 31, 2026	**	11,684,811
U.S. Treasury	$12,333,000 par, 0.75%, due December 31, 2023	**	12,236,648
U.S. Treasury	$12,363,000 par, 0.50%, due March 31, 2025	**	12,013,842
U.S. Treasury	$13,062,000 par, 0.88%, due September 30, 2026	**	12,635,957
U.S. Treasury	$13,422,000 par, 1.13%, due January 15, 2025	**	13,323,432
U.S. Treasury	$13,456,000 par, 0.38%, due December 31, 2025	**	12,868,877
U.S. Treasury	$14,422,000 par, 1.13%, due October 31, 2026	**	14,100,322
U.S. Treasury	$15,466,000 par, 0.75%, due August 31, 2026	**	14,890,254
U.S. Treasury	$19,697,000 par, 1.13%, due December 31, 2026	**	19,361,535
U.S. Treasury	$2,832,000 par, 0.25%, due July 31, 2025	**	2,714,627
U.S. Treasury	$20,139,000 par, 1.38%, due November 15, 2031	**	19,405,815
U.S. Treasury	$20,685,000 par, 0.75%, due March 31, 2026	**	20,008,698
U.S. Treasury	$3,480,000 par, 1.50%, due September 30, 2024	**	3,496,041
U.S. Treasury	$3,804,000 par, 0.25%, due August 31, 2025	**	3,639,655
U.S. Treasury	$5,727,000 par, 0.75%, due May 31, 2026	**	5,528,345
U.S. Treasury	$6,273,000 par, 1.25%, due November 30, 2026	**	6,169,593
U.S. Treasury	$6,516,000 par, 0.38%, due April 30, 2025	**	6,298,630
U.S. Treasury	$7,194,000 par, 0.25%, due September 30, 2025	**	6,876,733
U.S. Treasury	$7,665,000 par, 0.50%, due February 28, 2026	**	7,345,525
U.S. Treasury	$7,807,000 par, 0.75%, due April 30, 2026	**	7,544,429
U.S. Treasury	$8,219,000 par, 0.38%, due January 31, 2026	**	7,846,898
U.S. Treasury	$9,343,000 par, 1.50%, due January 31, 2027	**	9,294,095
United Mexican States	$2,387,000 par, 4.28%, due August 14, 2041	**	2,337,565
United Mexican States	$467,000 par, 4.40%, due February 12, 2052	**	448,745
Total Government Securities			771,950,355

Corporate Bonds
Abbvie Inc.	$1,223,000 par, 4.05%, due November 21, 2039	**	1,317,555
Abbvie Inc.	$2,179,000 par, 2.60%, due November 21, 2024	**	2,217,525
AEP Transmission Co. LLC	$1,271,000 par, 2.75%, due August 15, 2051	**	1,141,307
AerCap Ireland Capital	$3,953,000 par, 3.00%, October 29, 2028	**	3,872,589
Ameren Corp.	$1,255,000 par, 2.50%, due September 15, 2024	**	1,273,807
America Movil S.A.B. De	$2,831,000 par, 3.63%, due April 22, 2029	**	2,984,903
American Electric Power Co.	$840,000 par, 0.75%, due November 1, 2023	**	829,995
American International Group	$1,539,000 par, 4.50%, due July 16, 2044	**	1,782,351
Amgen Inc.	$1,590,000 par, 3.00%, due January 15, 2052	**	1,441,452
Analog Devices Inc.	$1,920,000 par, 2.95%, due October 1, 2051	**	1,845,466
Anglo American Capital PLC	$2,957,000 par, 2.88%, due March 17, 2031	**	2,863,466
Anheuser-Busch Companies	$203,000 par, 4.90%, due Feburary 1, 2046	**	240,169
Anheuser-Busch Cos LLC Corp.	$699,000 par, 4.70%, due February 1, 2036	**	802,977
Aon Corp.	$817,000 par, 2.60%, due December 2, 2031	**	796,894
Apple Inc.	$3,453,000 par, 2.70%, due August 5, 2051	**	3,162,765
AT&T Inc.	$1,184,000 par, 3.50%, due September 15, 2053	**	1,125,067
AT&T Inc.	$279,000 par, 5.15%, due March 15, 2042	**	331,140

	AT&T Inc.	$5,034,000 par, 2.55%, due December 1, 2033	**	4,731,644
	AT&T Inc.	$990,000 par, 5.45%, due March 1, 2047	**	1,237,360
	Athene Global Funding	$1,632,000 par, 1.73%, due October 2, 2026	**	1,574,536
	Athene Global Funding	$2,038,000 par, 2.67%, due June 7, 2031	**	1,943,947
*	Bank of America Corp.	$2,489,000 par, 3.86%, due July 23, 2024	**	2,571,237
*	Bank of America Corp.	$4,118,000 par, 2.59%, due April 29, 2031	**	4,034,134
*	Bank of America Corp.	$4,743,000 par, 2.30%, due July 21, 2032	**	4,489,713
*	Bank of America Corp.	$2,743,000 par, 1.53%, due December 6, 2025	**	2,697,000
	Bank of Nova Scotia	$1,492,000 par, 1.95%, due February 2, 2027	**	1,463,709
	Baxter International Inc.	$2,974,000 par, 2.27%, due December 1, 2028	**	2,910,334
	Berkshire Hathaway Fin Corp.	$798,000 par, 2.50%, due January 15, 2051	**	681,382
	Berkshire Hathaway Finance Corp.	$929,000 par, 2.85%, due October 15, 2050	**	849,025
	BlackRock Inc.	$5,174,000 par, 2.10%, due February 25, 2032	**	4,932,480
	Blackstone Holdings Finance	$1,216,000 par, 3.20%, due January 30, 2052	**	1,154,459
	BNP Paribas	$2,149,000 par, 2.59%, due January 20, 2028	**	2,133,658
	Boeing Co.	$1,222,000 par, 5.15%, due May 1, 2030	**	1,375,314
	Boeing Co.	$1,462,000 par, 5.81%, due May 1, 2050	**	1,838,196
	Bristol-Myers Squibb Co.	$370,000 par, 2.35%, due November 13, 2040	**	327,614
	Bristol-Myers Squibb Co.	$453,000 par, 2.55%, due November 13, 2050	**	399,280
	Broadcom Inc.	$1,138,000 par, 3.15%, due November 15, 2025	**	1,170,509
	Broadcom Inc.	$365,000 par, 4.15%, due November 15, 2030	**	388,380
	Burlington Northern Santa Fe LLC	$1,323,000 par, 3.30%, due September 15, 2051	**	1,338,067
	Cenovus Energy Inc.	$1,331,000 par, 5.40%, due June 15, 2047	**	1,599,106
	Cenovus Energy Inc.	$4,784,000 par, 5.38%, due July 15, 2025	**	5,229,372
	Centene Corp.	$2,822,000 par, 2.45%, due July 15, 2028	**	2,684,032
	Charter Communications Operating LLC	$222,000 par, 2.80%, due April 1, 2031	**	210,184
	Charter Communications Operating LLC	$1,159,000 par, 4.91%, July 23, 2025	**	1,250,639
	Charter Communications Operating LLC	$2,525,000 par, 5.05%, due March 30, 2029	**	2,784,424
	Charter Fixed	$1,386,000 par, 3.85%, due April 1, 2061	**	1,192,391
	Citigroup Inc.	$1,511,000 par, 2.57%, due June 3, 2031	**	1,472,393
	Citigroup Inc.	$385,000 par, 3.89%, due January 10, 2028	**	408,197
	CK Hutchison International	$833,000 par, 3.13%, due April 15, 2041	**	823,739
	Colbun S.A.	$1,358,000 par, 3.15%, due January 19, 2032	**	1,294,867
	Comcast Corp.	$2,943,000 par, 2.89%, due November 1, 2051	**	2,665,613
	Comcast Corp.	$609,000 par, 2.94%, due November 1, 2056	**	538,424
	Cons Edison Co.	$968,000 par, 3.20%, due December 1, 2051	**	914,971
	Consolidated Edison Inc.	$1,829,000 par, 0.65%, due December 1, 2023	**	1,799,901
	Continental Resources Inc.	$1,081,000 par, 4.50%, due April 15, 2023	**	1,107,257
	Continental Resources Inc.	$2,628,000 par, 4.38%, due January 15, 2028	**	2,771,699
	Continental Resources Inc.	$587,000 par, 4.90%, due June 1, 2044	**	617,882
	Credit Agricole SA	$4,265,000 par, 1.25%, due January 26, 2027	**	4,069,794
	CVS Health Corporation	$2,238,000 par, 4.78%, due March 25, 2038	**	2,581,285
	Daimler Trucks	$1,403,000 par, 2.38%, due December 14, 2028	**	1,365,118
	Danaher Corp.	$1,718,000 par, 2.80%, due December 10, 2051	**	1,555,386
	Dell International LLC/ EMC Corp.	$1,275,000 par, 3.38%, due December 15, 2041	**	1,153,269
	Dell International LLC/EMC Corp.	$784,000 par, 3.45%, due December 15, 2051	**	689,178

Deutsche Bank	$1,790,000 par, 0.96%, due November 8, 2023	**	1,770,234
Deutsche Bank	$3,314,000 par, 2.55%, due January 7, 2028	**	3,247,239
Diamondback Energy Inc.	$866,000 par, 4.40%, due March 24, 2051	**	941,520
Dicks Sporting Goods Inc.	$1,163,000 par, 3.15%, due January 15, 2032	**	1,137,556
Dicks Sporting Goods Inc.	$482,000 par, 4.10%, due January 15, 2052	**	455,714
DNB Bank ASA	$2,498,000 par, 0.86%, September 30, 2025	**	2,438,398
Dominion Energy Inc.	$608,000 par, 3.30%, due April 15, 2041	**	593,398
Dominion Energy Inc.	$887,000 par, 2.45%, due January 15, 2023	**	897,953
DPL Inc.	$5,344,000 par, 4.125%, due July 1, 2025	**	5,447,112
DTE Energy Co.	$1,205,000 par, 2.53%, due October 1, 2024	**	1,222,063
DTE Energy Co.	$1,367,000 par, 1.05%, due June 1, 2025	**	1,318,034
Duke Energy Corp.	$522,000 par, 3.95%, due August 15, 2047	**	543,391
Duke Energy Florida LLC	$1,290,000 par, 4.20%, due July 15, 2048	**	1,464,557
Duke Energy Florida LLC	$236,000 par, 3.00%, due December 15, 2051	**	222,234
Duke Energy Florida LLC	$333,000 par, 3.70%, due December 1, 2047	**	350,877
Edison International	$3,956,000 par, 5.75%, due June 15, 2027	**	4,435,006
Edison International	$868,000 par, 3.13%, due November 15, 2022	**	879,379
Emerson Electric Co.	$2,304,000 par, 2.00%, due December 21, 2028	**	2,246,533
Emerson Electric Co.	$497,000 par, 2.80%, due December 21, 2051	**	458,391
Energy Transfer	$177,000 par, 3.60%, due February 1, 2023	**	179,809
Energy Transfer Operating LP	$1,764,000 par, 6.25%, due April 15, 2049	**	2,147,479
Enterprise Products Operating	$1,493,000 par, 3.30%, due February 15, 2053	**	1,378,821
Equitable Financial	$848,000 par, 1.70%, due November 12, 2026	**	824,231
Exxon Mobil Corp.	$582,000 par, 3.45%, due April 15, 2051	**	602,456
FirstEnergy Transmission LLC	$1,021,000 par, 2.87%, due September 15, 2028	**	1,004,168
FirstEnergy Transmission LLC	$1,798,000 par, 4.35%, due January 15, 2025	**	1,870,084
FirstEnergy Transmission LLC	$519,000 par, 5.45%, due July 15, 2044	**	606,662
FirstEnergy Transmission LLC	$973,000 par, 4.55%, due April 1, 2049	**	1,031,071
Florida Power & Light Co.	$2,889,000 par, 2.45%, due Feburary 3, 2032	**	2,860,406
Florida Power & Light Company	$2,759,000 par, 2.88%, due December 4, 2051	**	2,617,882
Ford Foundation	$985,000 par, 2.82%, due June 1, 2070	**	956,849
Ford Motor Credit	$6,471,000 par, 2.30%, due February 10, 2025	**	6,348,569
GE Capital International Funding Co.	$2,402,000 par, 4.42%, due November 15, 2035	**	2,739,575
General Motors Co.	$741,000 par, 5.95%, due April 1, 2049	**	939,795
General Motors Financial Co Inc.	$3,375,000 par, 2.40%, due October 15, 2028	**	3,254,470
General Motors Financial Co Inc.	$3,732,000 par, 2.35%, February 26, 2027	**	3,665,888
Goldman Sachs Group Inc.	$2,194,000 par, 4.41%, due April 23, 2039	**	2,466,316
Goldman Sachs Group Inc.	$2,881,000 par, 2.64%, due February 24, 2028	**	2,885,838
Goldman Sachs Group Inc.	$4,213,000 par, 2.65%, due October 21, 2032	**	4,103,250

HSBC Holdings PLC	$1,538,000 par, 2.25%, due November 22, 2027	**	1,506,250
HSBC Holdings PLC	$2,596,000 par, 3.80%, due March 11, 2025	**	2,685,977
Hyundai Capital America	$705,000 par, 1.15%, due November 10, 2022	**	703,214
Indonesia Asahan Alumnini SR	$2,181,000 par, 4.75%, due May 15, 2025	**	2,285,077
Intel Corp.	$461,000 par, 3.05%, due August 12, 2051	**	434,535
Israel Electric Corp. Ltd.	$1,189,000 par, 6.88%, due June 21, 2023	**	1,272,092
ITC Holdings Corp.	$2,749,000 par, 2.70%, due November 15, 2022	**	2,781,851
JBS USA Lux S.A.	$630,000 par, 4.38%, due February 2, 2052	**	610,911
JP Morgan Chase	$807,000 par, 2.96%, due January 1, 2033	**	812,304
JP Morgan Chase & Co.	$1,293,000 par, 2.07%, due June 1, 2029	**	1,242,280
JPMorgan Chase & Co.	$658,000 par, 3.11%, due April 22, 2051	**	633,795
KKR Group Finance Co.	$942,000 par, 3.25%, due December 15, 2051	**	884,032
Lexington Realty Trust	$2,827,000 par, 2.38%, due October 1, 2031	**	2,627,341
Marathon Petroleum Corp.	$2,134,000 par, 5.13%, December 15, 2026	**	2,387,614
Marathon Petroleum Corp.	$3,304,000 par, 4.70%, May 1, 2025	**	3,552,899
Merck & Co Inc.	$2,156,000 par, 2.75%, due December 10, 2051	**	1,977,740
MetLife Inc.	$1,387,000 par, 6.40%, due December 15, 2066	**	1,653,480
Microchip Technology Inc.	$1,416,000 par, 0.97%, due February 15, 2024	**	1,386,404
Micron Technology Inc.	$2,109,000 par, 2.70%, due April 15, 2032	**	2,016,668
Micron Technology Inc.	$388,000 par, 3.37%, due November 1, 2041	**	369,213
Microsoft Corp.	$2,476,000 par, 2.53%, due June 1, 2050	**	2,241,186
Mitsubishi UFJ Financial Group	$1,079,000 par, 0.85%, due September 15, 2024	**	1,063,407
Mitsubishi UFJ Financial Group Inc.	$4,983,000 par, 2.34%, due January 19, 2028	**	4,933,479
Morgan Stanley	$1,635,000 par, 2.94%, due January 21, 2033	**	1,637,038
Morgan Stanley	$2,009,000 par, 2.51%, due October 20, 2032	**	1,939,151
Morgan Stanley	$3,086,000 par, 1.51%, due July 20, 2027	**	2,961,076
Netflix Inc.	$1,413,000 par, 3.63%, due June 15, 2025	**	1,463,253
Netflix Inc.	$2,100,000 par, 4.88%, due April 15, 2028	**	2,310,210
Newell Brands Inc.	$531,000 par, 6.00%, due April 1, 2046	**	626,580
Newfield Exploration Co.	$2,308,000 par, 5.38%, due January 1, 2026	**	2,520,888
NextEra Energy	$2,115,000 par, 0.00%, due March 1, 2023	**	2,105,694
NXP B.V./NXP Funding LLC/NXP USA Inc.	$2,037,000 par, 3.25%, due May 11, 2041	**	1,960,188
NXP BV NXP Funding LLC and NXP USA	$621,000 par, 2.70%, due May 1, 2025	**	631,494
ONEOK Inc.	$2,153,000 par, 2.75%, due September 1, 2024	**	2,193,498
Oracle Corp.	$2,011,000 par, 2.95%, due April 1, 2030	**	1,971,469
Oracle Corp.	$992,000 par, 3.60%, due April 1, 2050	**	878,797
Pacific Gas & Electric Co.	$214,000 par, 3.75%, due February 15, 2024	**	219,859
Pacific Gas & Electric Co.	$723,000 par, 4.50%, due July 1, 2040	**	707,457
Pacific Gas & Electric Co.	$738,000 par, 4.00%, due December 1, 2046	**	675,469
Pacific Gas & Electric Co.	$947,000 par, 1.75%, due June 16, 2022	**	946,674
Pacific Gas & Electric Co.	$960,000 par, 4.25%, due August 1, 2023	**	985,314
Peco Energy Co.	$942,000 par, 2.85%, due September 15, 2051	**	880,695
Perusahaan Listrik Negara	$1,024,000 par, 4.13%, due May 15, 2027	**	1,059,973
Plains All American	$957,000 par, 4.70%, due June 15, 2044	**	948,520
Plains All American Pipeline LP	$574,000 par, 4.65%, due October 15, 2025	**	616,557
Principal Life Global Funding II	$1,584,000 par, 1.38%, due January 10, 2025	**	1,559,701
Procter & Gamble Co.	$2,409,000 par, 1.90%, February 1, 2027	**	2,411,003

Prosus	$1,478,000 par, 3.06%, due July 13, 2031	**	1,358,236
PT Indonesia Asahan Aluminium Persero	$200,000 par, 6.76%, due November 15, 2048	**	235,046
Raytheon Technologies Corp.	$1,581,000 par, 2.82%, due September 1, 2051	**	1,404,059
Raytheon Technologies Corp.	$2,279,000 par, 1.90%, due September 1, 2031	**	2,101,439
Roche Holdings Inc.	$2,332,000 par, 2.61%, due December 13, 2051	**	2,137,834
Royal Bank Of Canada	$3,629,000 par, 2.30%, due November 3, 2031	**	3,498,229
San Diego Gas & Electric Co.	$1,211,000 par, 3.75%, due June 1, 2047	**	1,272,455
San Diego Gas & Electric Co.	$188,000 par, 4.15%, due May 15, 2048	**	213,382
Santander Holdings USA Inc.	$2,304,000 par, 2.49%, due January 6, 2028	**	2,268,557
Sempra Energy	$174,000 par, 6.00%, due October 15, 2039	**	230,151
Societe Generale S.A.	$1,284,000 par, 4.03%, due January 21, 2043	**	1,235,152
Societe Generale S.A.	$2,745,000 par, 2.63%, due January 22, 2025	**	2,763,764
Southern California Edison	$175,000 par, 3.45%, due February 1, 2052	**	167,857
Standard Chartered PLC	$2,132,000 par, 1.82%, due November 23, 2025	**	2,091,455
Standard Chartered PLC	$513,000 par, 1.21%, due March 23, 2025	**	502,957
Sysco Corporation	$780,000 par, 3.15%, due December 14, 2051	**	709,036
Target Corp.	$1,360,000 par, 2.95%, due January 15, 2052	**	1,329,378
Thermo Fisher	$1,561,000 par, 2.60%, due October 1, 2029	**	1,567,006
Time Warner Cable	$492,000 par, 7.30%, due July 1, 2038	**	653,588
US Bancorp	$6,346,000 par, 2.22%, due January 27, 2028	**	6,335,955
Valero Energy Corp.	$2,650,000 par, 2.80%, due December 1, 2031	**	2,524,248
Valero Energy Corp.	$528,000 par, 3.65%, due December 1, 2051	**	491,607
Verizon Communications Inc.	$2,050,000 par, 4.27%, due January 15, 2036	**	2,298,743
Verizon Communications Inc.	$3,455,000 par, 2.36%, due March 15, 2032	**	3,280,946
Visa Inc.	$1,348,000 par, 4.30%, due December 14, 2045	**	1,585,398
VMware Inc.	$2,583,000 par, 2.20%, August 15, 2031	**	2,411,942
Wells Fargo & Co.	$1,400,000 par, 3.58%, due May 22, 2028	**	1,470,122
Wells Fargo & Co.	$718,000 par, 4.90%, due November 17, 2045	**	845,341
Western Digital Corp.	$1,573,000 par, 3.10%, due February 1, 2032	**	1,501,539
Western Digital Corp.	$698,000 par, 2.85%, due February 1, 2029	**	673,626
Total Corporate Bonds			309,035,090

Asset-Backed Securities
510 Asset Backed	$520,926 par, 2.24%, due June 25, 2061	**	514,396
Ally Auto Receivables Trust Series 19-4	$640,000 par, 1.92%, due January 15, 2025	**	645,299
Ally Auto Receivables Trust Series 19-4	$933,236 par, 1.84%, due June 17, 2024	**	937,798
American Credit Acceptance Receivables Trust	$888,429 par, 0.37%, due October 15, 2024	**	887,772
American Express Credit	$2,987,000 par, 0.0%, due November 16, 2026	**	2,937,694
AmeriCredit Automobile Receivables Trust	$1,132,000 par, 1.17%, due August 18, 2027	**	1,115,425
AmeriCredit Automobile Receivables Trust	$1,307,000 par, 0.66%, due December 18, 2024	**	1,306,843
AmeriCredit Automobile Receivables Trust	$155,621 par, 3.45%, due June 18, 2024	**	155,833
AmeriCredit Automobile Receivables Trust	$579,000 par, 0.97%, due February 18, 2026	**	578,081
AmeriCredit Automobile Receivables Trust	$913,000 par, 0.76%, due August 18, 2026	**	905,188
BA Credit Card Trust	$2,160,000 par, 0.44%, due September 15, 2026	**	2,114,240
BA Credit Card Trust	$833,000 par, 0.34%, due May 15, 2026	**	818,537
BMW Vehicle Owner Trust 2020-A Series 20 A	$939,000 par, 0.62%, due April 26, 2027	**	928,309

Capital One Multi Series 19-A2	$1,636,000 par, 1.72%, due September 15, 2024	**	1,645,940
Capital One Prime Auto	$1,950,000 par, 0.77%, due September 15, 2026	**	1,923,978
Capital One Prime Auto Receivables Trust Series 19-2	$553,532 par, 2.18%, due May 15, 2024	**	556,584
Capital One Prime Multi-Asset	$1,210,000 par, 1.39%, due July 15, 2030	**	1,171,910
CarMax Auto Owner Trust	$1,011,000 par, 0.34%, due December 15, 2025	**	1,001,559
CarMax Auto Owner Trust	$1,061,000 par, 0.81%, due December 15, 2026	**	1,036,909
CarMax Auto Owner Trust	$1,171,000 par, 0.77%, due March 16, 2026	**	1,159,518
CarMax Auto Owner Trust	$1,194,000 par, 0.53%, due October 15, 2026	**	1,171,289
CarMax Auto Owner Trust	$1,468,000 par, 0.72%, due September 9, 2026	**	1,437,063
CarMax Auto Owner Trust	$1,835,000 par, 0.76%, due June 15, 2026	**	1,813,638
CarMax Auto Owner Trust	$2,255,000 par, 1.47%, due December 15, 2026	**	2,252,202
CarMax Auto Owner Trust	$366,642 par, 3.16%, due July 17, 2023	**	368,536
CarMax Auto Owner Trust	$838,000 par, 3.26%, due August 15, 2024	**	854,601
Carvana Auto Receivables Trust	$1,113,000 par, 0.7%, due November 10, 2026	**	1,090,641
Carvana Auto Receivables Trust	$762,000 par, 0.75%, due March 10, 2028	**	754,804
Carvana Auto Receivables Trust	$970,000 par, 1.03%, due June 10, 2027	**	951,716
Consumer Loan Underlying Bond Credit Trust	$102,897 par, 2.59%, due December 15, 2026	**	103,151
CPS Auto	$1,286,876 par, 0.37%, due March 17, 2025	**	1,285,097
CPS Auto Receivables Trust	$147,823 par, 0.35%, due January 16, 2024	**	147,787
CPS Auto Receivables Trust	$65,648 par, 2.11%, due April 15, 2026	**	65,679
Credit Acceptance Auto Loan Trust	$1,022,000 par, 1.37%, due July 16, 2029	**	1,021,857
Credit Acceptance Auto Loan Trust 2021-4	$822,000 par, 1.26%, due October 15, 2030	**	818,243
Discover Card	$1,001,000 par, 0.0%, due September 15, 2026	**	979,093
Discover Card	$1,411,000 par, 1.03%, due September 15, 2028	**	1,370,219
Dr Auto	$1,002,000 par, 1.02%, due June 15, 2027	**	997,768
Dr Auto	$1,159,000 par, .079%, due October 15, 2025	**	1,152,300
Drive Auto Receivables Trust	$534,000 par, 2.28%, due August 17, 2026	**	539,556
Drive Auto Receivables Trust	$672,074 par, 2.63%, due March 17, 2025	**	673,658
DT Auto Owner Trust	$1,630,000 par, 1.02%, due May 15, 2026	**	1,588,917
DT Auto Owner Trust	$101,011 par, 1.14%, due January 16, 2024	**	101,057
DT Auto Owner Trust	$2,341,609 par, 0.56%, due September 15, 2025	**	2,333,626
DT Auto Owner Trust	$385,000 par, 2.08%, due March 16, 2026	**	386,981
Exeter Automobile	$1,477,000 par, 1.05%, due May 15, 2026	**	1,454,789
Exeter Automobile	$2,365,000 par, 0.68%, due July 15, 2025	**	2,347,047
Exeter Automobile	$377,059 par, 2.08%, due July 15, 2024	**	377,619
First Investments Auto Owner Trust	$71,125 par, 2.21%, due September 16, 2024	**	71,204
Flagship Credit Auto Trust	$419,946 par, 0.7%, due April 15, 2025	**	419,789
Flagship Credit Auto Trust	$485,419 par, 2.17%, due June 17, 2024	**	486,753
Flagship Credit Auto Trust	$1,963,175 par, 0.37%, due December 15, 2026	**	1,951,251
Flagship Credit Auto Trust	$240,045 par, 1.49%, due July 15, 2024	**	240,316
Flagship Credit Auto Trust	$536,494 par, 2.30%, due August 15, 2024	**	538,362
Ford Credit Auto Owner Trust	$1,156,000 par, 0.79%, due November 15, 2025	**	1,146,187

Ford Credit Auto Owner Trust	$1,323,000 par, 1.35%, due June 15, 2026	**	1,319,761
Ford Credit Auto Owner Trust	$1,830,000 par, 0.51%, due August 15, 2026	**	1,790,543
Ford Credit Auto Owner Trust	$2,669,000 par, 1.53%, due May 15, 2034	**	2,614,899
Ford Credit Auto Owner Trust	$748,000 par, 1.35%, due July 15, 2025	**	749,278
Ford Credit Auto Owner Trust	$777,615 par, 1.04%, due August 15, 2024	**	778,758
Ford Credit Floorplan Master Owner Trust	$1,550,000 par, 1.06%, due September 15, 2027	**	1,506,445
GLS Auto Receivables	$768,000 par, 0.77%, due September 15, 2025	**	760,551
GM Financial Automobile Leasing Trust	$1,189,208 par, 0.80%, due July 20, 2023	**	1,190,230
GM Financial Automobile Leasing Trust	$373,000 par, 1.01%, due July 22, 2024	**	373,648
GM Financial Consumer Automobile Receivables	$1,398,000 par, 0.54%, due May 17, 2027	**	1,365,771
GM Financial Consumer Automobile Receivables	$1,545,000 par, 0.50%, due February 17, 2026	**	1,515,091
GM Financial Consumer Automobile Receivables	$1,562,000 par, 0.45%, due April 16, 2025	**	1,556,087
GM Financial Consumer Automobile Receivables	$1,662,268 par, 1.84%, due September 16, 2024	**	1,672,145
GM Financial Consumer Automobile Receivables	$839,340 par, 1.49%, due December 16, 2024	**	842,706
GM Financial Revolving	$940,000 par, 1.17%, due June 12, 2034	**	911,304
GM Floorplan Owner Revolving Trust Series	$1,315,000 par, 0.68%, due August 15, 2025	**	1,302,617
Harley-Davidson Motorcycle	$1,400,000 par, 0.53%, due September 15, 2028	**	1,380,551
Harley-Davidson Motorcycle	$2,880,000 par, 0.37%, due April 15, 2026	**	2,860,797
Honda Auto	$1,163,931 par, 0.82%, due July 15, 2024	**	1,163,709
Honda Auto	$1,432,000 par, 0.88%, due January 21, 2026	**	1,416,065
Honda Auto	$1,922,000 par, 0.46%, due April 19, 2027	**	1,892,403
Honda Auto	$355,000 par, 1.09%, due October 15, 2026	**	353,664
Hyundai Auto	$1,028,000 par, 1.03%, due December 15, 2027	**	1,008,171
Hyundai Auto	$1,160,000 par, 0.74%, due May 15, 2026	**	1,144,397
Hyundai Auto	$1,976,000 par, 0.38%, due January 15, 2026	**	1,943,734
Hyundai Auto Receivables Trust	$1,147,000 par, 1.41%, due June 15, 2026	**	1,145,292
Hyundai Auto Receivables Trust	$1,183,000 par, 0.89%, due May 17, 2027	**	1,153,670
Hyundai Auto Receivables Trust	$1,420,409 par, 1.41%, due November 15, 2024	**	1,425,160
Nissan Auto Receivables Owner Trust	$1,164,374 par, 1.38%, due December 16, 2024	**	1,169,728
Nissan Auto Receivables Owner Trust	$3,230,000 par, 0.33%, due October 15, 2025	**	3,178,139
Prestige Auto	$2,804,000 par, 0.55%, due September 16, 2024	**	2,798,995
Santander Consumer	$1,088,000 par, 0.48%, due June 15, 2026	**	1,065,356
Santander Consumer	$1,809,303 par, 0.46%, due August 15, 2024	**	1,808,544
Santander Consumer	$1,868,000 par, 0.33%, due October 15, 2025	**	1,853,791
Santander Drive Auto Receivables Trust	$1,092,000 par, 0.90%, due June 15, 2026	**	1,081,557
Santander Drive Auto Receivables Trust	$1,646,000 par, 1.26%, due February 16, 2027	**	1,617,365
Santander Drive Auto Receivables Trust	$2,201,000 par, 1.01%, due January 15, 2026	**	2,199,400
Santander Drive Auto Receivables Trust	$2,350,001 par, 0.32%, due September 16, 2024	**	2,349,120
Santander Drive Auto Receivables Trust	$721,427 par, 0.96%, due November 15, 2024	**	721,828
Toyota Auto Fixed	$1,106,000 par, 1.66%, due September 15, 2025	**	1,104,279
Toyota Auto Receivables Owner Trust	$1,052,956 par, 1.36%, due August 15, 2024	**	1,056,584
Toyota Auto Receivables Owner Trust	$1,446,000 par, 0.47%, due January 15, 2026	**	1,418,897
Toyota Auto Receivables Owner Trust	$2,324,000 par, 0.90%, due October 15, 2026	**	2,256,819
Toyota Auto Receivables Owner Trust	$669,000 par, 1.68%, due May 15, 2025	**	672,843
Toyota Auto Receivables Owner Trust	$949,000 par, 1.02%, due March 15, 2027	**	932,502
USAA Auto Owner Trust	$1,643,000 par, 2.14%, due November 15, 2024	**	1,653,264

VCAT Asset Securitization LLC Series	$1,134,980 par, 2.289%, due December 26, 2050	**	1,129,014
Verizon Communications Inc.	$3,572,000 par, 0.50%, due May 20, 2027	**	3,497,919
Verizon Master Trust	$3,795,000 par, 1.04%, due January 20, 2027	**	3,785,198
Verizon Owner Trust	$3,575,000 par, 1.85%, due July 22, 2024	**	3,594,113
Verizon Owner Trust	$353,639 par, 2.93%, due September 20, 2023	**	355,760
Volkswagen Auto	$1,392,060 par, 1.98%, due November 20, 2024	**	1,392,832
Volkswagen Auto	$664,000 par, 2.35%, due August 20, 2026	**	664,090
Volt CII LLC	$2,513,004 par, 1.87%, due August 25, 2051	**	2,481,630
Volt XCIV LLC	$1,135,910 par, 2.24%, due February 27, 2051	**	1,124,753
Westlake	$1,471,429 par, 0.56%, due May 15, 2024	**	1,471,451
World Omni Auto Receivables Trust	$1,116,329 par, 1.96%, due December 16, 2024	**	1,123,375
World Omni Auto Receivables Trust	$1,152,000 par, 0.61%, due October 15, 2026	**	1,127,840
World Omni Auto Receivables Trust	$781,373 par, 2.59%, due July 15, 2024	**	786,657
World Omni Auto Receivables Trust	$834,613 par, 3.28%, due March 15, 2024	**	841,021
World Omni Auto Receivables Trust	$917,000 par, 0.48%, due November 17, 2025	**	911,577
World Omni Select	$1,562,282 par, 0.29%, due February 18, 2025	**	1,557,854
World Omni Select	$264,054 par, 0.47%, due June 17, 2024	**	264,072
World Omni Select	$924,000 par, 0.55%, due July 15, 2025	**	922,685
Total Asset-Backed Securities			148,742,908

Mortgage-Backed Securities
510 Asset Backed	$2,555,048 par, 2.12%, due June 25, 2061	**	2,507,703
Benchmark Mortgage Trust	$1,010,000 par, 0.00%, due December 1, 2057	**	1,022,587
Benchmark Mortgage Trust	$1,025,000 par, 2.58%, due June 15, 2054	**	1,027,451
Benchmark Mortgage Trust	$1,081,000 par, 2.39%, due September 15, 2054	**	1,065,068
Benchmark Mortgage Trust	$1,215,000 par, 2.29%, due March 15, 2053	**	1,192,177
Benchmark Mortgage Trust	$1,293,000 par, 2.03%, due October 15, 2053	**	1,241,056
Benchmark Mortgage Trust	$1,484,000 par, 1.99%, due September 15, 2053	**	1,406,490
Benchmark Mortgage Trust	$1,540,000 par, 2.57%, due December 15, 2054	**	1,565,258
Benchmark Mortgage Trust	$1,635,000 par, 1.97%, due January 15, 2054	**	1,562,712
Benchmark Mortgage Trust	$1,807,000 par, 2.01%, due December 15, 2053	**	1,720,575
Benchmark Mortgage Trust	$474,000 par, 2.22%, due August 15, 2054	**	459,852
Benchmark Mortgage Trust	$941,000 par, 2.39%, due July 15, 2054	**	925,581
Benchmark Mortgage Trust	$2,319,000 par, 2.64%, due April 15, 2054	**	2,318,094
Citigroup Commercial Mortgage Trust	$816,000 par, 3.72% floating rate, due December 10, 2049	**	870,602
Citigroup Commercial Mortgage Trust	$234,000 par, 3.78%, due September 10, 2058	**	247,201
Citigroup Commercial Mortgage Trust	$1,143,000 par, 3.10%, due December 15, 2072	**	1,187,957
Citigroup Commercial Mortgage Trust	$895,000 par, 3.15%, due November 15, 2049	**	928,505
Commercial Mortgage	$1,116,000 par, 3.77%, due October 10, 2048	**	1,179,515
Commercial Mortgage Bank	$1,673,000 par, 2.55%, due June 15, 2063	**	1,655,054
Commercial Mortgage Bank	$492,000 par, 2.33%, due September 15, 2064	**	489,316
Commercial Mortgage Bank	$521,000 par, 2.14%, due April 17, 2063	**	506,491
Commercial Mortgage Bank	$658,000 par, 2.65%, due May 15, 2064	**	657,491
Commercial Mortgage Bank	$1,766,000 par, 2.85%, due February 15, 2055	**	1,817,832
Commercial Mortgage Bank	$888,000 par, 0.00%, due October 1, 2052	**	907,706

	Commercial Mortgage Trust	$320,680 par, 3.21%, due March 10, 2046	**	325,566
	Commercial Mortgage Trust CTF	$980,785 par, 3.77%, due October 10, 2046	**	1,001,200
	CSAIL Commercial Mortgage Trust	$436,000 par, 3.33% floating rate, due June 15, 2052	**	455,443
	CSAIL Commercial Mortgage Trust	$531,000 par, 3.50%, due November 15, 2049	**	557,962
	CSAIL Commercial Mortgage Trust	$91,000 par, 2.58%, due December 31, 2049	**	91,988
	CSMC	$905,086 par, 2.69%, due March 25, 2060	**	903,284
	CWMBS Inc. Mortgage Pass-through Series	$492,912 par, 6.00%, due December 25, 2033	**	508,715
	Freddie Mac STACR REMIC Series	$3,450,000 par, due November 25, 2041	**	3,444,611
	GS Mortgage Securities Trust	$341,000 par, 3.44%, due November 10, 2049	**	358,334
	GS Mortgage Securities Trust	$344,000 par, 3.14%, due June 10, 2046	**	350,420
	GS Mortgage Securities Trust	$519,000 par, 4.07%, due January 10, 2047	**	538,053
	GS Mortgage Securities Trust	$873,000 par, 2.91%, due February 13, 2053	**	895,700
	Legacy Mortgage Trust	$2,989,652 par, 1.75%, due April 25, 2061	**	2,945,326
	Legacy Mortgage Trust	$600,599 par, 1.65%, due June 25, 2061	**	593,158
	Mill City Mortgage	$807,139 par, 1.13%, due November 25, 2060	**	797,861
*	Morgan Stanley Bank of America Merrill Lynch	$1,239,000 par, variable rate, due February 15, 2048	**	1,281,831
*	Morgan Stanley Bank of America Merrill Lynch	$1,532,000 par, 3.73%, due May 15, 2048	**	1,612,920
	Morgan Stanley Capital 1 Trust	$864,000 par, 4.31%, due December 15, 2051	**	958,617
	Preston Ridge Partners Series	$332,974 par, 2.49%, due February 25, 2046	**	329,953
	Preston Ridge Partners Series Mortgage Trust	$473,211 par, 4.89%, due June 25, 2024	**	465,452
	PRPM	$1,040,623 par, 1.87%, due April 25, 2026	**	1,029,160
	PRPM	$1,379,998 par, 1.32%, due July 25, 2051	**	1,347,632
	PRPM	$491,872 par, 2.12%, due March 25, 2026	**	485,804
	PRPM	$769,625 par, 2.36%, due October 25, 2026	**	762,299
	Residential Accredit Loans Inc.	$5 par, 1.50%, due January 25, 2046	**	5
	SLG Office Trust	$453,000 par, 2.59%, due July 15, 2041	**	450,917
	VCAT	$359,774 par, 1.92%, due September 25, 2051	**	354,771
	Vericrest Opportunity Loan Transferee	$1,216,100 par, 1.89%, due February 27, 2051	**	1,202,560
	Volt	$999,515 par, 2.12%, due March 27, 2051	**	990,454
	Volt XCIII LLC	$596,476 par, 1.89%, due March 27, 2051	**	588,031
	Volt XCVII	$1,329,419 par, 2.24%, due April 25, 2051	**	1,310,915
	Wells Fargo Commercial Mortgage Trust	$1,195,000 par, 3.10%, due May 15, 2049	**	1,224,521
	Wells Fargo Commercial Mortgage Trust	$1,504,000 par, 2.63%, due November 15, 2054	**	1,510,520
	Wells Fargo Commercial Mortgage Trust	$306,000 par, 4.44%, due September 15, 2061	**	340,862
	Wells Fargo Commercial Mortgage Trust	$338,000 par, 2.12%, due August 15, 2053	**	326,662
	Wells Fargo Commercial Mortgage Trust	$413,000 par, 3.81%, due December 15, 2048	**	437,189
	Wells Fargo Commercial Mortgage Trust	$880,000 par, 3.70%, due November 15, 2048	**	926,929
	Wells Fargo Commercial Mortgage Trust	$1,230,000 par, 3.63%, due November 15, 2047	**	1,280,909
	WFRBS Commercial Mortgage Trust	$68,662 par, 3.34%, due June 15, 2046	**	70,148
	Total Mortgage-Backed Securities			61,518,956

	Collective Investment Trusts/ Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	624,636,836
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund	**	2,788,276,873
	BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund	**	956,585,545

	BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund	**	926,719,170
	BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund	**	940,141,728
	BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund	**	1,000,866,466
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund	**	9,544,991,851
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund	**	511,254,441
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund	**	938,219,003
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non Lendable Fund	**	2,369,193,504
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund	**	128,775,601
	Global Trust Company	Altrinsic International Equity Collective Fund	**	811,430,558
	Global Trust Company	AQR Emerging Equities Collective Investment Fund	**	406,977,354
	Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	394,009,681
	JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	703,230,961
	Principal Global Investors Trust Company	Global Property Securities Fund	**	415,372,750
	Prudential Trust Company	Core Plus Bond Fund	**	1,210,365,658
	Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	392,001,257
	SEI Trust Company	AEW Global Properties Trust Fund	**	414,906,682
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	147,614,025
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	92,018,526
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	1,129,014,931
	SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	213,144,658
	SEI Trust Company	Nuveen Global Infrastructure Fund	**	295,307,432
*	Northern Trust Company	Global Investments Collective Short Term Investment Fund	**	1,993,215
*	Northern Trust Company	GQG Partners International Equity CIT Fund	**	1,220,256,049
*	Northern Trust Company	The Collective First State Investments Global Listed Infrastructure Fund	**	297,361,544
*	Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,655,688,310
*	Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	360,724,367
	Wellington Trust Company, NA	CIF II Commodities Portfolio	**	89,698,689
	Total Collective Investment Trusts/Collective Trust Funds			30,980,777,665

	Total Investments			$37,364,460,426

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 4.25% to 6.5% with various maturities		$1,076,193,952

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

June 30, 2022	By:	/s/ Adam Stavisky
Adam Stavisky Senior Vice President, US Benefits, Global People Walmart Inc.